Mail Stop 4561

December 22, 2008

VIA USMAIL and FAX (407) 540-2648

Ms. Tammie A. Quinlan
Executive Vice President and Chief Financial Officer
CNL Income Properties, Inc.
450 South Orange Avenue
Orlando, Florida 32801

>   **Re: CNL Income Properties, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 18, 2008**
>   **File No. 000-51288**

Dear Ms. Tammie A. Quinlan

        We have reviewed your response letter dated December 3, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 6 – Investment in Unconsolidated Entities

Summarized Balance Sheet Data, page 76

1.   We read your response to comment three. Please clarify to us how the fact that you have not received distributions from your Wolf Partnership during 2007 and 2008 was considered in determining the probably of future distributions.

        Additionally confirm that you will include expanded disclosure in your future filings regarding the factors that you consider in your impairment analysis.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Note 15 – Subsequent Events, page 19

2.   We note in your response to comment seven that you closely monitor the operating results of each of your properties through monthly rent coverage versus budget comparisons, asset manager site visits and regular tenant communication. Please confirm that you will include expanded disclosure in future filings regarding your monitoring process.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime G. John, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant